VIA EDGAR

May 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Heather Clark

Re:	Raytech Holding Limited
Registration Statement on Form F-1, as amended (File No. 333-275197)
Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Revere Securities LLC, acting as representative of the underwriters, hereby joins Raytech Holding Limited in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Standard Time, on May 13, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated February 27, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

REVERE SECURITIES LLC

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Head of Investment Banking